(As filed December 13, 1999)

                                                                File No. 70-9525

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                   -------------------------------------------

                                   FORM U-1/A
                                 Amendment No. 3
                                       to
                             APPLICATION-DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                      NATIONAL FUEL GAS SUPPLY CORPORATION
                               10 Lafayette Square
                             Buffalo, New York 14203

                          NATIONAL FUEL RESOURCES, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                          SENECA RESOURCES CORPORATION
                              UPSTATE ENERGY, INC.
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)
                   -------------------------------------------

                               Philip C. Ackerman
                                    President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)
                   -------------------------------------------

             The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

               James R. Peterson, Esq.       Robert J. Reger, Jr., Esq.
               Assistant Secretary           Andrew F. MacDonald, Esq.
               National Fuel Gas Company     Thelen Reid & Priest LLP
               10 Lafayette Square           40 West 57th Street
               Buffalo, New York 14203       New York, New York 10019

     The Application-Declaration in this proceeding was filed on July 6, 1999, and amended and restated in its entirety by Amendment No. 1, dated September 8, 1999, and Amendment No. 2, dated October 8, 1999. This Amendment No. 3 amends and restates Items 1.4 and 1.5 in their entirety and adds a new Item 1.6, to read as follows:

     1.4  Protection of Domestic Utility Consumers.
          ----------------------------------------

     National undertakes that it will not seek recovery through higher rates to Distribution's customers to compensate it for any possible loss that it might sustain by reason of the foreign activities that it is proposing to engage in, or for any inadequate return on such activities.

     1.5  Relationship to Other Authorizations.
          ------------------------------------

     By order dated February 12, 1997 in File No. 70-8651,(1) Resources was authorized to expand its wholesale and retail natural gas marketing and brokering business, which was originally authorized by order dated December 20, 1991 in File No. 70-7833,(2) to include electricity and other fuels and related activities. The Commission authorized Resources to engage in such expanded activities anywhere in the United States. The Commission reserved jurisdiction over such activities by Resources outside the United States pending completion of the record. The Commission's order in this proceeding would have the effect of modifying the February 12, 1997 order so as to permit Resources to engage in the expanded activities, directly or indirectly through one or more Foreign Energy Affiliates, anywhere in the United States and Canada. Resources will continue to file Rule 24 certificates in the form specified in the Commission's December 20, 1991 order, as modified by the Commission's February 12, 1997 order, provided that such reports will include the following information


-------------------

1    See National Fuel Gas Company, et al., Holding Company Act Rel. No. 26666.

2    See National Fuel Gas Company, Holding Company Act Rel. No. 25437.


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


("Additional Information"): (1) a brief narrative description of the direct activities in Canada authorized by this order begun in the applicable quarter;
(2) the name and purpose of any Foreign Energy Affiliates formed, or in which interests are acquired, during the previous quarter and any Foreign Energy Affiliates not previously disclosed; (3) a balance sheet as of the end of the period and a statement of income and expense for the period of each Foreign Energy Affiliate in which the filer of the certificate owns a greater than 50% interest, including accompanying notes or, if accounting notes are not provided for the period, a narrative description of any losses incurred during the period; (4) a description of the specific activities conducted by each Foreign Energy Affiliate during the period; and (5) a statement for the period indicating the amount of revenues attributable to the sale of each particular Energy Commodity in Canada, expressed as a percentage of the total revenues from the sales of Energy Commodities in Canada during the period.

     Upstate Energy, as indicated, is a "gas-related company" within the meaning of Rule 58. Upstate Energy will include the Additional Information as part of the Form U-9C-3 report filed on its behalf by National. If that Form U-9C-3 reflects a net loss for Upstate Energy for a consecutive twelve-month period, at the request of the Commission, a more detailed income statement and balance sheet will be provided in a form mutually agreed to by the Commission and Upstate Energy.

     1.6  Other Reporting.
          ---------------

     Seneca will file a Rule 24 certificate of notification within 45 days after the end of each calendar quarter and shall include with each certificate the information specified in items (2) through (5) of the Additional Information. If the income statement reflects a net loss for a consecutive twelve-month period, at the request of the Commission, a more detailed income statement and balance sheet will be provided in a form mutually agreed to by the Commission and Seneca.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                     NATIONAL FUEL GAS COMPANY


                                     By: /s/ Philip C. Ackerman
                                        -------------------------------------
                                     Title: President



                                     NATIONAL FUEL GAS SUPPLY CORPORATION


                                     By: /s/ Richard Hare
                                        -------------------------------------
                                     Title: President



                                     SENECA RESOURCES CORPORATION


                                     By: /s/ William M. Petmecky
                                        -------------------------------------
                                     Title: Senior Vice President and Secretary



                                     NATIONAL FUEL RESOURCES, INC.


                                     By: /s/ William M. Petmecky
                                        -------------------------------------
                                     Title: Secretary and Treasurer



                                     UPSTATE ENERGY, INC.


                                     By: /s/ William M. Petmecky
                                        -------------------------------------
                                     Title: Secretary


Date: December 13, 1999